

TALISMAN ENERGY ANNOUNCES AGREEMENT TO SELL CUTBANK COMPLEX MID-STREAM ASSETS FOR $300 MILLION

CALGARY, Alberta – April 29, 2009 – Talisman Energy Canada (Talisman) has entered into an agreement to sell its Cutbank Complex mid-stream assets in west central Alberta for total proceeds of approximately C$300 million to Pembina Gas Services Limited Partnership, a subsidiary of Pembina Pipeline Corporation of Calgary.

The sale of the Cutbank Complex includes working interests in three interconnected sweet gas processing facilities (the Cutbank, Musreau and Kakwa Gas Plants) nine compressor stations and more than 300 kilometres of gathering lines. The complex has an aggregate existing processing capacity of 360 mmcf/d.

The sale is subject to regulatory approval, with an expected closing date of June 2, 2009.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:
David Mann
Vice President, Corporate
& Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Shareholder and Investor Inquiries:

Christopher J. LeGallais
Vice President, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

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